UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    1-8542

                                     ECHO BAY MINES LTD.
(Exact name of registrant as specified in its charter)

52nd Floor, 40 King Street West
Toronto, Ontario M5H 3Y2
                                                    416-365-5198
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                                     Common Shares, no par value
(Title of each class of securities covered by this Form)

                                   Common Share Purchase Warrant
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[X]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Echo Bay Mines Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2003	ECHO BAY MINES LTD. By: /s/ Shelley M. Riley Name: Shelley M. Riley Title: Corporate Secretary